Exhibit 99.1

October 28, 2018

The Board of Directors

YULONG ECO-MATERIALS LIMITED (YECO)

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, HenanProvince

People’s Republic of China 467091

Members of the Board of Directors:

We understand that YULONG ECO-MATERIALS LIMITED (“YECO”) proposes to enter into a Sale Agreement (the “Agreement”), among YECO and a former director pursuant to which, The terms and conditions of the Transaction are fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of YECO Shares of the Consideration to be received by such holders in the Transaction. In connection with this opinion, we have, among other things:

(a)	reviewed certain publicly available business and financial information relating to YECO;

(b)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of YECO furnished to or discussed with us by the management of YECO, including certain financial forecasts relating to YECO prepared by the management of YECO (such forecasts, “ YECO Forecasts”);

(c)	discussed the past and current business, operations, financial condition and prospects of YECO with the CEO, CFO and Board of Directors of YECO;

(d)	reviewed the trading history for YECO Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(e)	compared certain financial and stock market information of YECO with similar information of other companies we deemed relevant;

(f)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(g)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of YECO that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the YECO Forecasts, we have been advised by YECO, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of YECO as to the future financial performance of YECO. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of YECO, nor have we made any physical inspection of the properties or assets of YECO. We have not evaluated the solvency or fair value of YECO under any laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of YECO, that the Transaction will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on YECO or the contemplated benefits of the Transaction. We also have assumed, at the direction of YECO, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of YECO or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of YECO Shares and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to YECO or in which YECO might engage or as to the underlying business decision of YECO to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should act in connection with the Transaction or any related matter.

Aside from this Fairness Opinion, we have not acted as financial advisor to the Board of Directors of YECO in connection with the Transaction nor received a fee for such services. In addition, we have agreed to be reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We may in the future may provide, accounting and USGAAP advise, and other financial services to YECO and have received or in the future may receive compensation for the rendering of these services.

In addition, we and our affiliates may in the future may provide, opinions, investment banking, or other financial services to YECO and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of YECO (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer rights or remedies upon, any person other than the Board of Directors of YECO. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.

The basis of the Fairness Opinion is based on the considerable risks below:

1. Going concern

“The substantial and continuing losses, and significant operating expenses incurred in the past few years may cause us to be unable to pursue all of our operational objectives if sufficient financing and/or additional cash from revenues is not realized. This raises doubt as to our ability to continue as a going concern.”

“We have incurred significant losses in our revenue future due to impairments in the value of our goodwill, intangibles and property, plant and equipment, which may continue. We expect to incur more losses for the foreseeable future.”

2. Debt

“Our growth strategy is capital intensive; without additional capital on favorable terms we may not accomplish our strategic plan.”

“The ongoing and projected slowdown in our collection of accounts receivable may materially and negatively impact our future operating cash flow and revenue.”

3. Lawsuits

“Our operations may incur substantial liabilities to comply with environmental laws and regulations.” “Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.”

“If we are not able to complete our acquisition of the land use rights underlying our facilities, we may have to incur substantial costs in order to enforce our rights or lose access to the land and thus our facilities.”

4. Corporate Structure

“If the Chinese government determines that the contractual entities do not comply with applicable regulations, our business could be adversely affected.”

“Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

“If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to absorb such losses and to remit funds equal to such losses to them could result in our inability to continue as a going concern and Yulong WFOE’s breach of its contractual obligations, in which case you could lose your entire investment.”

“If Yulong WFOE were to transfer its exclusive option to acquire the equity interests of our consolidated affiliated entities to a third party, we may potentially lose control over such entities.”

“The eventual enactment of a new Foreign Investment Law may require us to change our corporate structure and/or impose periodic reporting obligations on us and our non-PRC shareholders.”

“Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.”

“Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.”

Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

“The loss of services of the senior management and key personnel of our consolidated affiliated entities could severely disrupt our business and growth or if such persons compete against us.”

“If our PRC subsidiary or consolidated affiliated entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy all of their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.”

“We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

“Contractual arrangements our Chinese subsidiary has entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.”

“The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business. We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

“Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

“If our consolidated affiliated entities were to incur net losses, Yulong WFOE’s inability to absorb such losses and to remit funds equal to such losses to them could result in our inability to continue as a going concern and Yulong WFOE’s breach of its contractual obligations, in which case you could lose your entire investment.”

“Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

5. Risks Relating to Business Operations in China

“Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

“Uncertainties with respect to the PRC legal system could adversely affect us.”

“Fluctuations in exchange rates may have a material adverse effect on your investment.”

“Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

“Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

“Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.”

“We are, and expect in the future to become, subject to Substantial and Extensive Governmental Laws and Regulations, many of which are continuously evolving, which increases our compliance costs and could subject us to claims or otherwise harm or suspend our business.”

“Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business.”

It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations and risk factors set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of YECO Shares is fair, from a financial point of view, to such holders.

Sincerely, Yours,

/s/ Vincent Bryan Paragas

Vincent Bryan Paragas

Certified Public Accountant

Greater Asia CPA Firm

China / Hong Kong / Philippines